UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 11, 2022 (October 9, 2022)

CF ACQUISITION CORP. VIII

(Exact name of registrant as specified in its charter)

Delaware	001-40206	85-2002883
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer |Identification Number)

110 East 59th Street

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant	CFFEU	The Nasdaq Capital Market
Class A common stock, par value $0.0001 per share	CFFE	The Nasdaq Capital Market
Redeemable warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	CFFEW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On October 9, 2022, CF Acquisition Corp. VIII, a Delaware corporation (“CF VIII”), Sierra Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of CF Acquisition Corp. VIII (“Merger Sub”), BTC International Holdings, Inc., a Delaware corporation (“Parent”) and XBP Europe, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“XBP Europe”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the closing of the transactions contemplated thereby (the “Closing”), Merger Sub will merge with and into XBP Europe (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with XBP Europe surviving as a direct wholly owned subsidiary of CF VIII. As a result of the Merger, (i) each share of capital stock of Merger Sub shall automatically be converted into an equal number of shares of common stock of XBP Europe, (ii) each share of stock of XBP Europe will be cancelled and exchanged for the right to receive a number of shares of Class A common stock of CF VIII, par value $0.0001 per share (the “Class A Common Stock”) equal to (a) the quotient of (1) (A) the sum of $220,000,000 minus (B) the Company Closing Indebtedness of XBP Europe (as contemplated by the Merger Agreement) divided by (2) $10.00 plus (b) 1,330,650, and (iii) CF VIII will amend its charter to, among other matters, change its name to XBP Europe Holdings, Inc.

The terms of the Merger Agreement, which contain customary representations, warranties, covenants, closing conditions, and other terms relating to the Merger and the other Transactions are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Acquiror Material Adverse Effect or Company Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to CF VIII or XBP Europe, as applicable, any event, state of facts, development, change, circumstance, occurrence or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the applicable party and its subsidiaries, taken as a whole or (ii) the ability of such party and its subsidiaries to consummate the Transactions, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

The Merger Agreement also contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of the other party, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Merger Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

CF VIII and XBP Europe agreed, as promptly as practicable after the execution of the Merger Agreement, to prepare and (in the case of CF VIII) file with the U.S. Securities and Exchange Commission (the “SEC”), a proxy statement on Schedule 14A (as amended or supplemented from time to time, the “Proxy Statement”) to be sent to the stockholders of CF VIII for the purpose of CF VIII soliciting proxies from the stockholders of CF VIII to approve (the “CF VIII Stockholder Approval”) the Merger Agreement, the transactions contemplated thereby and related matters (the “Transaction Proposals”) at a special meeting of CF VIII stockholders (the “CF VIII Stockholder Meeting”) and providing such stockholders an opportunity, in accordance with CF VIII’s organizational documents and initial public offering prospectus, to have their shares of Class A common stock, par value $0.0001 per share of CF VIII (the “Class A Common Stock”) redeemed (the “Redemption Right”).

CF VIII agreed to take all commercially reasonable action within its power so that effective immediately following Closing, the board of directors of CF VIII will consist of the seven individuals to be designated by XBP Europe prior to the Closing, including Par Chadha as chair.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Merger Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the approval of the Transaction Proposals by the CF VIII stockholders, (ii) all specified notices, approvals or consents (including governmental and regulatory approvals) and all waiting or other periods having been made, obtained or having expired or been terminated, as applicable, (iii) the definitive Proxy Statement having been filed and no proceedings having been initiated or threatened by the SEC with respect thereto, (iv) the consummation of the Transactions not being prohibited by applicable law, (v) each of the Ancillary Agreements being in full force and effect, and (vi) the Delayed Contribution having occurred.

The obligations of CF VIII and Merger Sub to consummate (or cause to be consummated) the Transactions are also subject to, among other things (i) the representations and warranties of XBP Europe being true and correct, subject to the applicable materiality standards contained in the Merger Agreement, (ii) material compliance by XBP Europe with its pre-closing covenants, (iii) no occurrence of a Company Material Adverse Effect, (iv) XBP Europe and a subsidiary of the Parent’s indirect sole shareholder, Exela Technologies, Inc. (“Exela”), having entered into the Tax Sharing Agreement and Services Agreement, and (v) all notices, approvals or consents, as set forth in the Merger Agreement, having been obtained.

The obligations of XBP Europe to consummate (and cause to be consummated) the Transactions are also subject to, among other things (i) the representations and warranties of CF VIII being true and correct, subject to the applicable materiality standards contained in the Merger Agreement, (ii) material compliance by CF VIII with its pre-closing covenants, (iii) no occurrence of an Acquiror Material Adverse Effect, and (iv) the shares of Class A Common Stock to be issued under the Merger Agreement having been approved for listing, and no Listing Event being ongoing or occurring upon consummation of the Closing.

Termination Rights

The Merger Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of Parent and CF VIII, (ii) if the consummation of the Transactions is prohibited by applicable law, (iii) by Parent if the CF VIII board of directors publicly changes its recommendation with respect to the Merger Agreement and Transactions and related stockholder approvals under certain circumstances detailed in the Merger Agreement, (iv) by either CF VIII or Parent if the CF VIII stockholders’ meeting is held and CF VIII stockholder approval of the Transactions is not received, (v) by Parent if CF VIII has not obtained stockholder approval of any necessary extension of the expiration for CF VIII to consummate a business combination, (vi) by CF VIII if the written consent of the Parent with respect to the Transactions is not received, (vii) by CF VIII if the requisite PCAOB-compliant audited financials of XBP Europe and its subsidiaries (the “XBP Companies”) reflect a financial position, operating results or cash flows that materially and negatively affect the fair market value of XBP Europe, (viii) by CF VIII if the requisite PCAOB-compliant financials of the XBP Companies have not been delivered to CF VIII on the timing set forth in the Merger Agreement, (ix) by Parent if CF VIII (a) is delisted from Nasdaq, (b) is unable to continue satisfying the listing requirements of Nasdaq or (c) has received notice of non-compliance with the continued listing requirements of Nasdaq which, in any event, is not cured within 30 days (and, such event will not give rise to a termination if CF VIII relists its common stock on the New York Stock Exchange), (x) by either CF VIII or Parent in connection with a breach of a representation, warranty, covenant or other agreement by Parent or XBP Europe (in the case of CF VIII) or CF VIII or Merger Sub (in the case of the Parent), which is not capable of being cured within 30 days after receipt of such breach, subject to the materiality standards contained in the Merger Agreement, or (xi) by either CF VIII or XBP Europe if the Closing has not occurred on or before June 30, 2023 (subject to automatic extension until as late as September 30, 2023 on the terms and conditions set forth in the Merger Agreement).

None of the parties to the Merger Agreement are required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Merger Agreement. However, each party will remain liable for willful and material breaches of the Merger Agreement prior to termination.

Trust Account Waiver

The Parent agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in CF VIII’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Merger Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement were made as of the execution date of the Merger Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual statements of fact about the parties.

Ultimate Parent Support Agreement

Concurrently with the execution of the Merger Agreement, CF VIII entered into an Ultimate Parent Support Agreement with ETI-XCV Holdings, LLC (the “Ultimate Parent”), an indirect parent of Parent and wholly owned subsidiary of Exela, pursuant to which, among other things, the Ultimate Parent agreed (i) to cause its direct and indirect subsidiaries to vote their shares of Parent in favor of the Merger Agreement and other resolutions needed to consummate the Merger and the Transactions, and to not transfer such shares, and (ii) not to take any action that would hinder or prevent the consummation of the Merger and the other Transactions.

The Ultimate Parent Support Agreement and all of its provisions will terminate and be of no further force or effect upon the earlier of the Closing and termination of the Merger Agreement pursuant to its terms. Upon such termination of the Ultimate Parent Support Agreement, all obligations of the parties under the Ultimate Parent Support Agreement will terminate; provided, however, that such termination will not relieve any party thereto from liability arising in respect of any breach of the Ultimate Parent Support Agreement.

The Ultimate Parent Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Ultimate Parent Support Agreement.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, CF VIII entered into a Sponsor Support Agreement with CFAC Holdings VIII LLC (the “Sponsor”), Parent and XBP Europe, pursuant to which, among other things, the Sponsor agreed (i) to vote its shares of CF VIII capital stock in favor of the Merger Agreement and each of the Transaction Proposals, and to not transfer such shares, (ii) to subject certain of its shares of CF VIII capital stock to additional transfer restrictions after Closing, (iii) not to redeem any of its shares of CF VIII capital stock in connection with the Transactions, (iv) to waive the anti-dilution rights with respect to the shares of Class B common stock, par value $0.0001 per share of CF VIII (the “Class B Common Stock”), under the CF VIII certificate of incorporation, (v) upon Closing, to forfeit for cancellation 733,400 of its shares of Class B Common Stock, and (vi) to convert its right to repayment under any outstanding Sponsor loans due by CF VIII upon Closing to be repaid in shares of Class A Common Stock at a value of $10.00 per share, except as otherwise set forth in the Merger Agreement.

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of Closing and termination of the Merger Agreement pursuant to its terms and, if the Merger Agreement is terminated pursuant to its terms, all provisions of the Sponsor Support Agreement will terminate and be of no further force or effect.

The Sponsor Support Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, CF VIII entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with XBP Europe and the Parent, pursuant to which the Parent agreed that securities of CF VIII held by it immediately following the Closing will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The securities held by the Parent will be locked-up until the earlier of: (i) the one (1) year anniversary of the date of the Closing, and (ii) the date on which CF VIII consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after the Closing which results in all of CF VIII’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The Lock-Up Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Lock-Up Agreement.

Item 7.01. Regulation FD Disclosure

On October 10, 2022, CF VIII and XBP Europe issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated by reference is a form of presentation to be used by CF VIII in presentations to certain of CF VIII’s stockholders and other persons.

The information provided in this Section 7.01, including Exhibits 99.1 and 99.2 incorporated herein by reference, shall not be deemed to be filed for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between XBP Europe and CF VIII. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CF VIII intends to file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a proxy statement. A definitive proxy statement will be sent to all CF VIII stockholders. CF VIII will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CF VIII are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement and all other relevant documents filed or that will be filed with the SEC by CF VIII through the website maintained by the SEC at www.sec.gov.

The documents filed by CF VIII with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VIII, 110 East 59th Street, New York, NY 10022 or via email at CFVIII@cantor.com.

Participants in the Solicitation

CF VIII, XBP Europe, the Parent and each of their respective affiliates, directors and executive officers may be deemed to be participants in the solicitation of proxies from CF VIII’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CF VIII’s securities are, or will be, contained in CF VIII’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF VIII, or XBP Europe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CF VIII and XBP Europe. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CF VIII’s, XBP Europe’s, or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CF VIII and XBP Europe. Many factors could cause actual future events to differ from the forward looking-statements in this Current Report on Form 8-K, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of CF VIII and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the outcome of any legal proceedings that may be instituted against XBP Europe and/or CF VIII related to the Merger Agreement or the transactions contemplated thereby, (v) the ability to maintain the listing of CF VIII stock on Nasdaq (or, if applicable, to list and maintain the listing of the combined entity on the NYSE), (vi) volatility in the price of CF VIII’s securities, (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions or to realize estimated pro forma results and underlying assumptions, (viii) the effect of the announcement or pendency of the transaction on XBP Europe’s business relationships, operating results, performance and business generally, (ix) risks that the transactions disrupt current plans and operations of XBP Europe, (x) changes in the combined capital structure of XBP Europe and CF VIII following the transactions, (xi) changes in the competitive industries and markets in which XBP Europe operates or plans to operate, (xii) changes in laws and regulations affecting XBP Europe’s business, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the transactions, and identify and realize additional opportunities, (xiv) risks related to XBP Europe’s potential inability to achieve or maintain profitability and generate cash, (xv) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic and potential energy shortages in Europe, and their impact on XBP Europe, its business and markets in which it operates, (xvi) the ability of XBP Europe to retain existing customers, (xvii) the potential inability of XBP Europe to manage growth effectively, and (xviii) the ability to recruit, train and retain qualified personnel. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CF VIII’s prospectus for its initial public offering filed with the SEC on March 11, 2021, CF VIII’s Form 10-K filed with the SEC on March 31, 2022, CF VIII’s Form 10-Q filed with the SEC on August 15, 2022, the proxy statement that CF VIII will file with the SEC, and other documents filed or to be filed by CF VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither CF VIII nor XBP Europe assume any obligation to, and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF VIII nor XBP Europe gives any assurance that either CF VIII or XBP Europe will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Merger Agreement as of October 9, 2022, by and among CF VIII, Merger Sub, XBP Europe and the Parent.
10.1	Ultimate Parent Support Agreement, dated as of October 9, 2022, by and among CF VIII and ETI-XCV Holdings, LLC.
10.2	Sponsor Support Agreement, dated as of October 9, 2022, by and among CF VIII, the Sponsor, XBP Europe and the Parent.
10.3	Lock-Up Agreement, dated as of October 9, 2022, by and among CF VIII, Merger Sub, XBP Europe and the Parent.
99.1	Joint Press Release of CF VIII and XBP Europe dated October 10, 2022.
99.2	Investor Presentation.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). CF VIII agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request; however, CF VIII may request confidential treatment of omitted items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CF ACQUISITION CORP. VIII

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

Dated: October 11, 2022